

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 23, 2007

Mr. Anthony Tripodo
Chief Financial Officer
Tesco Corporation
3993 West Sam Houston Parkway North
Suite 100
Houston, Texas 77043

> **Re:** **Tesco Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and**
> **June 30, 2007**
> **Filed May 8, 2007 and August 7, 2007**
> **File No. 0-28778**

Dear Mr. Tripodo:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 2 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

1.   We note your disclosure on page 4 that with each top drive you sell you offer
        services of top drive technicians who provide customers with training. Please
        expand your revenue recognition policy to explain how this impacts your
        recognition of revenue.

Property, plant and equipment, page F-12

2.   We note your disclosure that "When top drive units in the Company's rental fleet
        are sold, the sales proceeds are included in revenues and the net book value of the
        equipment sold is included in Cost of Sales and Services in the accompanying
        Consolidated Statements of Income." Please tell us why you believe these
        revenues should be reflected as Revenue and not Other income. In this regard,
        please explain how these sales represent part of your ongoing major or central
        activities.

Research and Engineering Expenses, page F-15

3.   We note your disclosure that "Payments received from third parties, including
        payments for the use of equipment prototypes, during the research or
        development process are recognized as a reduction in research expense when the
        payments are received." Please expand your disclosure to quantify the associated
        amounts received from third parties.

Note 14 – Selected Quarterly Financial Data, page F-35

4.   It does not appear that you have provided all disclosures required under Item 302
        of Regulation S-K. Please review your disclosures and expand them as necessary
        or otherwise advise. As an example only, we are unable to locate disclosure of
        income (loss) before extraordinary items and cumulative effect of a change in
        accounting.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007 and June 30, 2007

Note 3 – Shareholders' Equity and Stock-Based Compensation, pages 10 and 11

5.   It does not appear that you have provided all of the disclosures required by paragraph A240 of FAS 123(R). Please review your disclosures and expand them as necessary or otherwise advise. As an example only, we are unable to locate disclosure of the number and weighted-average grant-date fair value for the equity instruments referenced by paragraph A240.b.2 of FAS 123R.

Controls and Procedures, pages 26 and 35

6.   We note your statement that "Other than the aforementioned, there was no change in our internal control over financial reporting that occurred during the three months ended March 31, 2007 that has materially affected, or that we believe is reasonably likely to materially affect, our internal control over financial reporting." Please revise your disclosure to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief